

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 2, 2007

Mr. Ronald W. Ristau
Chief Operating Officer and Chief Financial Officer
New York & Company, Inc.
450 West 33rd Street, 5th Floor
New York, New York 10001

> **Re: New York & Company, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 7, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006**
> **and October 28, 2006**
> **Filed June 8, 2006, September 7, 2006 and December 7, 2006**
> **File No. 1-32315**

Dear Mr. Ristau:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Quantitative and Qualitative Disclosures about Market Risk, page 36

Controls and Procedures, page 36

1.   We note that you state your disclosure controls and procedures were effective in
        ensuring that all information required to be filed in your Annual Report on Form
        10-K was recorded, processed, summarized and reported within the time period
        required. In future filings, please revise to clarify, if true, that your officers
        concluded that your disclosure controls and procedures are also effective to
        ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your
        management, including your principal executive and principal financial officer, to
        allow timely decisions regarding required disclosure. See Exchange Act Rule
        13a-15(e).

2.   We note that you state there were no significant changes in your internal controls
        over financial reporting that could significantly affect your disclosure controls
        and procedures. Please confirm to us, if true, that there were no changes in
        internal controls that occurred during the last fiscal quarter that has materially
        affected or is reasonably likely to materially affect, your internal control over
        financial reporting. In future filings, please disclose any change in internal control
        that occurred during the last fiscal quarter that has materially affected, or is
        reasonably likely to affect, your internal control over financial reporting.

Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 50

3.   We note from your website at: www.nyandcompany.com that holders of your
        private label credit card receive special savings and exclusive discounts. To the
        extent material, please expand your disclosure to describe your accounting
        treatment of the discounts extended to your credit cardholders. In addition, please
        tell us and disclose whether you earn any marketing or sales royalties from any
        third parties in connection with your proprietary credit card program. Also tell us
        whether you have any obligations under this program. Please quantify for us the
        amounts presented in your financial statements, for each period presented,
        attributable to any marketing or sale royalties earned or to any obligations
        incurred in connection with your proprietary credit card program.

Exhibit 31.1 and Exhibit 31.2

4.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006.

5.   We note that paragraphs 2, 3, 4(a) and 4(c) of your certifications refer to the "annual" report. Please revise to provide the exact language included in Item 601(b)(31) of Regulation S-K and do not refer to the "annual" report in these paragraphs. This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006 in which you refer to the "quarterly" report in paragraphs 2, 3, 4(a) and 4(c) of your certifications.

6.   We note that you have omitted the introductory language in paragraph 4 of your certifications that refers to internal control over financial reporting. Please file an amendment to your Form 10-K that includes a new, corrected certification with the introductory language in paragraph 4.

7.   We note that paragraph 4(d) refers to "any changes in the registrant's internal controls over financial reporting." Please revise to provide the exact language included in Item 601(b)(31) of Regulation S-K and refer to "any change in the registrant's internal control over financial reporting." This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief